111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

July 17, 2020

VIA EDGAR CORRESPONDENCE

Valerie Lithotomos

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund, on behalf of First Trust Dow 30 Equal Weight ETF, a series of the Registrant
File No. 333-237923

Dear Ms. Lithotomos and Ms. DiAngelo Fettig:

We received your oral comments via telephonic conference on May 20, 2020 and May 28, 2020 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund, on behalf of First Trust Dow 30 Equal Weight ETF, a series of the Registrant (the “Fund” and together with First Trust Mega Cap AlphaDEX® Fund (the Target Fund”), the “Funds” and each a “Fund”) filed on April 30, 2020. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included for your review and convenience.

DISCLOSURE COMMENTS

Comment 1

Please ensure that all relevant comments are applied to all three N-14s that were filed on April 30, 2020.

Response to Comment 1

The Registrant confirms that all relevant comments have been applied to all three N-14s filed on April 30, 2020.

Division of Investment Management

July 17, 2020

Comment 2

Please indicate which Fund will be the accounting survivor in the Reorganization.

Response to Comment 2

EDOW will be the accounting survivor and the Registration Statement has been revised to include this disclosure in the prospectus.

Comment 3

In the Letter to Shareholders, the second bullet point states “the Reorganization is expected to allow shareholders of FMK to hold shares of a fund that has received greater market validation…” Please state this in plain English.

Response to Comment 3

The Registration Statement has been revised as requested.

Comment 4

On page 2 of the Questions & Answers section, in the question beginning “[w]ill the shares held by FMK shareholders continue to be listed on Nasdaq following the Reorganization?” Please confirm whether any costs associated with the listing change will be borne by shareholders.

Response to Comment 4

The Registrant confirms that Fund shareholders will not bear any costs in connection with the delisting of FMK or the listing of additional shares of EDOW.

Comment 5

Please include disclosure related to the amount and cost of repositioning the Target Fund’s portfolio in the Question & Answers section. Additionally, please include any tax consequences from such repositioning.

Division of Investment Management

July 17, 2020

Response to Comment 5

The Registration Statement has been revised as requested. Please see the question “[w]ill the Reorganization constitute a taxable event for FMK shareholders?” for a discussion of the tax repercussions associated with the repositioning.

Comment 6

Please indicate in the Questions & Answers section whether FMK has any significant holdings in any industry or sector.

Response to Comment 6

FMK invests significantly in the information technology sector. As such, the Registration Statement has been revised to include such disclosure and to remove the disclosure that investing significantly in the information technology sector is a difference between the Funds.

Comment 7

In the Questions & Answers section, in the question “[w]ill the Reorganization constitute a taxable event for FMK shareholders?” it states, “Any net investment income realized prior to the Reorganization will be distributed to FMK’s shareholders as ordinary dividends (to the extent of net realized short-term capital gains distributed)….” Please disclose any net realized short-term capital gains that will be significant.

Response to Comment 7

The Registrant confirms that short-term capital gains are not expected to be significant and has revised the disclosure accordingly.

Comment 8

On page 5 of the Questions & Answers section, in the question beginning “[h]ow can I vote?” it states that shareholders may vote in person by attending the meeting. Please provide updated information if the shareholder meeting will be held only virtually.

Response to Comment 8

The Registration Statement has been revised as requested.

Comment 9

Please indicate in your response letter how First Trust Exchange-Traded Fund, First Trust Exchange-Traded AlphaDEX® Fund and First Trust Exchange-Traded AlphaDEX® Fund II are affiliated.

Division of Investment Management

July 17, 2020

Response to Comment 9

First Trust Exchange-Traded Fund, First Trust Exchange-Traded AlphaDEX® Fund and First Trust Exchange-Traded AlphaDEX® Fund II are each advised by First Trust Advisors L.P., have the same board under a Unitary Board Structure, have similar officers and are part of the same fund family.

Comment 10

On page 6 of the prospectus, there is a footnote to the Average Annual Total Returns Table which indicates that performance data is not available for all the periods shown in the table because performance data does not exist for some or the entire period. Please explain how performance data is not available for the Nasdaq AlphaDEX® Mega Cap Index for some periods but performance data is available for FMK for those same periods when the Nasdaq AlphaDEX® Mega Cap Index is the index which FMK tracks. Please note if the Fund switched indices during this timeframe and explain with more detail in footnote 2 and provide performance data for the previous index if available.

Response to Comment 10

FMK’s underlying index changed from the Defined Mega Cap Index to the NASDAQ AlphaDEX® Mega Cap Index on April 8, 2016. Therefore, there is no performance data for the periods in which FMK’s current index did not exist. This change in index is noted on the webpage for FMK on ftportfolios.com and in FMK’s prospectus filed December 2, 2019. The Registration Statement has been revised to note this change. The Fund does not believe that disclosing prior index performance would provide meaningful, relevant information to shareholders in connection with evaluating the proposed Reorganization and notes that the prior index performance is not required by Form N-1A to be included in the Fund’s prospectus.

Comment 11

Please indicate in your response letter what the portfolio turnover rate is for each fund.

Response to Comment 11

The portfolio turnover rate for the most recent fiscal year was 13% of the average value of its portfolio for EDOW and 156% of the average value of its portfolio for FMK.

Comment 12

For the section “General Risks of Investing in the Funds,” please clarify whether these risks apply to one or both of Funds.

Division of Investment Management

July 17, 2020

Response to Comment 12

The Registrant confirms that the risk factors in the section “General Risks of Investing in the Funds” apply to both of the Funds and the disclosure has been revised.

Comment 13

For the section “Principal Risks Related to the Proposed Reorganization,” please clarify whether these risks apply to one or both Funds.

Response to Comment 13

The Registrant confirms that the risk factors in the section “Principal Risks Related to the Proposed Reorganization” apply to both funds and the disclosure has been revised.

Comment 14

On page 13, above the header “Terms of the Reorganization” there are two sentences that state “[a]bstentions and broker non-votes will be treated as present for purposes of determining a quorum at the Meeting. Abstentions and broker non-votes will have the same effect as a vote against the approval of the Plan and the Reorganizations it contemplates.” Please delete any discussion of broker non-votes as it is not applicable here and the vote is on a non-routine matter and broker-non votes cannot be counted towards a quorum in those cases.

Response to Comment 14

The Registration Statement has been revised as requested.

Comment 15

In accordance with the FAST Act, please include hyperlinks for any information that is incorporated by reference.

Response to Comment 15

The Registration Statement has been revised as requested.

Comment 16

In Exhibit A, please include the actual, rather than the “Form of,” Agreement and Plan of Reorganization, including conformed signatures.

Division of Investment Management

July 17, 2020

Response to Comment 16

The Registration Statement has been revised as requested.

Comment 17

Please include the Actual Proxy Card with the amended N-14 filing.

Response to Comment 17

The Registrant confirms it will file the Proxy Card, as complete as possible, with the amended N-14 filing.

Comment 18

On page 33, in the paragraph starting “if a quorum is not present…” it states “[i]n the event that a quorum is present but sufficient votes in favor of the Proposals have not been received, the Meeting may, by motion of the person presiding thereat, be adjourned when such adjournment is approved by the vote of holders of shares…” Please note that under Rule 14a-4 under the Securities Exchange Act of 1934, that if there is a vote to adjourn the meeting to solicit additional positive votes, if there is a quorum present, then the proposal to adjourn needs to be a separate proposal on which shareholders are asked to vote on the Proxy Card.

Response to Comment 18

The Registrant confirms that any proposal for adjournment to solicit additional positive votes, if a quorum is present, will be a separate item on the Proxy Card.

Comment 19

Significant market events have occurred since the Registration Statement was filed as a result of the COVID 19 pandemic. Please consider whether the disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets.  If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response to Comment 19

The Registrant believes that the risk disclosure under “Market Risk” is sufficient to indicate the risks associated with, and was drafted in consideration of, the Covid-19 pandemic and therefore no additional risk disclosure is warranted.

Division of Investment Management

July 17, 2020

Comment 20

No fee waivers or recoupments are indicated for EDOW or FMK. Please confirm whether this is accurate.

Response to Comment 20

The Registrant confirms that neither EDOW nor FMK have any fee waiver or recoupments.

Comment 21

In the SAI, under the section “Description of Investment Objectives, Policies and Risks of the Funds” please show the fundamental and non-fundamental policies of FDT and the Target Funds and include a narrative comparison of their policies here.

Response to Comment 21

The Registration Statement has been revised as requested.

Comment 22

In Part C – Indemnification, please state fully the affect any contract or arrangement that indemnifies any officer, director, underwriter or affiliate of the Registrant.

Response to Comment 22

The Registrant confirms that no additional contracts or arrangements indemnify any officer, director, underwriter or affiliate of the Registrant, other than as indicated in Part C - Indemnification.

ACCOUNTING AND FINANCIAL COMMENTS

Comment 1

Please file updated accounting consents with the amended N-14 filing.

Response to Comment 1

The Registrant will include updated accounting consents with the amended N-14 filing.

Division of Investment Management

July 17, 2020

Comment 2

On page 2 of the Questions & Answers section, in the question beginning “[w]ill shareholders of the Funds have to pay any fees…” please consider including a cross-reference to the question beginning with “[w]will the value of my investment change as a result of the approval…” on page 4 of the Questions & Answers section where the indirect expenses relating to repositioning of the Target Fund’s portfolio is discussed in more detail.

Response to Comment 2

The Registration Statement has been revised as requested.

Comment 3

On page 2 of the Questions & Answers section, in the question “[w]hy is the Reorganization being recommended?” please explain how the acquiring fund is a better representation of the Mega Cap strategy.

Response to Comment 3

The Registration Statement has been revised as requested.

Comment 4

On page 3 of the Questions & Answers section, in the question beginning with “[w]ill the Reorganization constitute a taxable event …” the last sentence states “As of the date hereof, no long-term capital gains dividends are expected to be paid by FMK prior to the Reorganization.” Please confirm whether this statement is linked to the repositioning or a more general statement. Additionally, please change the word “dividend” to “distribution.”

Response to Comment 4

The Registrant confirms that this statement is a more general statement and that the disclosure has been revised as requested.

Division of Investment Management

July 17, 2020

Comment 5

On page 3 of the Questions & Answers section, in the question that begins “[w]ill the Reorganization constitute a taxable event for FMK shareholders” please disclose the degree of repositioning that appears later in the document.

Response to Comment 5

The Registration Statement has been revised as requested.

Comment 6

Please include hyperlinks for any information that is incorporated by reference.

Response to Comment 6

The Registration Statement has been revised as requested.

Comment 7

Please update the disclosure to incorporate the prospectus and Statement of Additional Information for EDOW which was filed on May 1, 2020.

Response to Comment 7

The Registration Statement has been revised as requested.

Comment 8

In the Capitalization table, please disclose the net asset value per share of the Target Fund and the net asset value per share of the pro forma combined fund.

Response to Comment 8

The Registration Statement has been revised as requested.

Comment 9

In the Capitalization table please include a footnote explaining what is included in the pro forma adjustments column.

Division of Investment Management

July 17, 2020

Response to Comment 9

The Registration Statement has been revised as requested.

Comment 10

Footnote 4 to the Capitalization table states that the estimated indirect reorganization costs have been included. Please explain how they have been included or delete this footnote.

Response to Comment 10

The referenced footnote has been deleted.

Comment 11

At the end of page 21, when disclosing the costs of repositioning the FMK, please indicate as of what date the cost as a percentage of net assets is calculated.

Response to Comment 11

The Registration Statement has been revised as requested.

Comment 12

On page A-15 of the Plan of Reorganization, please consider adding language that the Adviser will pay expenses whether or not the transaction is consummated to match the disclosure in the prospectus.

Response to Comment 12

The Registration Statement has been revised as requested.

Comment 13

On page 2 of the SAI, please update the disclosure to incorporate the Statement of Additional Information for EDOW which was filed on May 1, 2020.

Response to Comment 13

The Registration Statement has been revised as requested.

Division of Investment Management

July 17, 2020

Comment 14

On page 6 of the SAI in the Pro Forma Financial Statements, please change “Highlights” in the section header to “Statements”.

Response to Comment 14

The Registration Statement has been revised as requested.

Comment 15

At the end of each page of the Pro Forma Financial Statement, please include a note referring readers to the “Notes to Pro Forma Financial Statements” section.

Response to Comment 15

The Registration Statement has been revised as requested.

Comment 16

On page 7 of the SAI, please include a pro forma adjustment to the Investment Advisory Fee line item with a footnote explaining the adjustment.

Response to Comment 16

There is no pro forma adjustment as the actual fees are presented.

Comment 17

On pages 8-10 of the SAI, please identify securities of FMK that will be sold in connection with the Reorganization with a footnote.

Response to Comment 17

The Registration Statement has been revised as requested.

Comment 18

On page 11 of the SAI, please add two notes, one related to the costs of the Reorganization including that the Adviser will pay direct costs whether or not the reorganization is consummated but that there are also indirect costs associated with the Reorganization, and the other related to the portfolio repositioning including the estimated percentages of securities to be sold and costs of repositioning and that no capital gains are expected to be triggered from the sale of such securities.

Division of Investment Management

July 17, 2020

Response to Comment 12

The Registration Statement has been revised as requested.

Please call me at (312) 845-2978 or Bill Hermann at (312) 845-3895 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Jonathan A. Koff
Jonathan A. Koff

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman